UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-38087

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

GUARANTY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

As of December 31, 2018 and 2017

and for the year ended December 31, 2018

with Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the KSOP Committee and Audit Committee

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ WHITLEY PENN LLP

Plano, Texas

June 26, 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

Addison, TX

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) as of December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ ACM LLP

Denver, Colorado

June 28, 2018

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS1

December 31, 2018
Assets
Investments, at fair value:
Guaranty Bancshares, Inc. stock	$39,764,857
Mutual funds	9,181,535
Money market	106,317
Total investments at fair value	49,052,709

Cash, investments in transit	54,093
Dividend receivable on company stock	235,888
Notes receivable from participants	410,607

Total assets	49,753,297

Liabilities
Total liabilities	—

Net assets available for benefits	$49,753,297

[1] During the year ended December 31, 2018, participants directed their salary deferral and employer match contributions to selected investments. Prior to the year ended December 31, 2018, participants could only direct their salary deferral contributions; employer match contributions were non-participant directed. As such, the prior year statement of net assets breaks out participant versus nonparticipant-directed investments.

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2017
	Participant- Directed	Non Participant- Directed	Total
Assets
Investments, at fair value:
Guaranty Bancshares, Inc. stock	$20,035,260	$20,247,330	$40,282,590
Common collective trusts	3,481	—	3,481
Total investments at fair value	20,038,741	20,247,330	40,286,071

Cash, investments in transit	9,498,534	—	9,498,534
Dividend receivable on company stock	91,515	92,484	183,999
Notes receivable from participants	97,886	—	97,886

Total assets	29,726,676	20,339,814	50,066,490

Liabilities
Total liabilities	—	—	—

Net assets available for benefits	$29,726,676	$20,339,814	$50,066,490

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018
(Reductions) Additions to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(2,166,036)
Dividends	1,259,017
Total investment loss	(907,019)

Interest income on notes receivable from participants	11,437

Contributions:
Participant	1,797,106
Employer matching	1,124,708
Participant rollovers	476,769
Total contributions	3,398,583

Total additions to net assets	2,503,001

Deductions from net assets attributed to:
Benefits paid to or for participants	2,657,488
Administrative, interest and other expenses	158,706

Total deductions from net assets	2,816,194

Net decrease in net assets available for plan benefits	(313,193)
Net assets available for benefits, beginning of year	50,066,490
Net assets available for benefits, end of year	$49,753,297

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

A.Description of the Plan

General

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) with 401(k) Provisions (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and an employee stock ownership plan with 401(k) provisions whereby eligible employees of Guaranty Bancshares, Inc. (the “Company”) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code (the “Code”).

Effective January 1, 2018, the Plan's record keeper changed from Principal Financial Group, Inc. to Newport Group.

Contributions

A participant may elect to defer a percentage of his or her pretax compensation (elective contributions) subject to certain maximum limitations imposed by the Code ($18,500 for 2018 and $18,000 for 2017).  Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code ($6,000 for 2018 and 2017).

The Company may make two types of contributions to the Plan:

(1) A matching contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 5% of their compensation, and (2) a non-elective (profit sharing) contribution (discretionary contribution made by the Company as determined by the Board of Directors).  Both the Company's matching and profit sharing contributions are invested in Guaranty Bancshares, Inc. (common stock), unless directed otherwise by the participant. Prior to the year ended December 31, 2018, employer match and profit-sharing contributions were non-participant directed to the Company common stock fund.  For the year ended December 31, 2018, the matching contributions were $1,124,708.  There were no profit sharing contributions for 2018.

Eligibility

Subject to the conditions and limitations of the Plan, each employee of the Company or its subsidiaries shall become a participant in the Plan as of the first day of the month coincident with or next following the earlier of (i) the date he or she is hired in a position requiring the completion of 1,000 hours of service during an eligibility computation period, or (ii) completion of 1,000 hours of service during an eligibility computation period.

Each such employee shall become eligible to make elective contributions and receive allocations of matching contributions on the first day of the month coincident with or next following the employee's date of hire.

Vesting

The percentage of the participant's account from employer profit-sharing contributions and matching contributions to which the participant will be entitled is calculated as follows:

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Periods of Service	Vested Percentage
Less than two years	0%
Two but less than three	20%
Three but less than four	40%
Four but less than five	60%
Five but less than six	80%
Six or more years	100%

In the event of disability, attainment of normal retirement age, or death, the participant will become fully vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of:

(a) the Company’s contribution; (b) Plan earnings; and, (c) forfeitures of terminated participants’ non-vested accounts, less allocations of administrative expenses.  Allocations of the Company’s profit-sharing contributions are based on the ratio of the participant's compensation to the total compensation of all participants for such Plan year.  Allocations of Plan earnings are based on the participant's account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance.  Loan terms range up to five years or fifteen years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Company.  As of December 31, 2018, interest rates ranged from 3.50% to 5.25%.  Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Participants are entitled to distribution of their vested account balance upon termination of employment either before or after attainment of normal retirement age, or due to death.  Active employees may also receive distribution of any portion of their account attributable to rollover contributions, which by definition are fully vested. Benefits may either be distributed in cash (subject to 20% federal income tax withholding) or transferred directly to an IRA or another qualified plan. If withdrawing participants are not entitled to their entire account balance because they are partially vested, the non-vested portion is forfeited.

Forfeitures

Forfeited non-vested accounts are used to pay administrative fees.  As of December 31, 2018 and 2017, such forfeited non-vested amounts available for future use totaled $39,095 and $25,436, respectively.  For the year ended December 31, 2018, forfeitures applied to the payment of administrative expenses totaled $80,610.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Investment Options

During the year ended December 31, 2018, participants directed their salary deferral contributions and employer match contributions to selected investments as made available and determined by the plan administrator, which included 30 mutual funds, one money market account and Company common stock.  Participants may change the percentage of their elective contributions at any time, effective at the next payroll date. Prior to the year ended December 31, 2018, participants could only direct their salary deferral contributions; employer match contributions were non-participant directed to the Company common stock fund.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan.  Substantially all administrative expenses are paid by the Plan.  Expenses paid by the Company, if any, are excluded from these financial statements.

Diversification

Prior to May 9, 2017, the date of the Company's IPO, diversification was offered to all participants twice per year during a 30 day window after release of the Company's independent valuation opinion as of December 31 and June 30 each year.   This allowed participants the opportunity to move part or all of the value of their investment in Company common stock into investments that were more diversified.  It also satisfied the legal requirement of Internal Revenue Code Section 401(a)(28)(B), which requires, at a minimum, offering diversification to participants who were at least age 55 with at least 10 years of participation in the plan.   Due to the Company's registration of its common stock and listing on the NASDAQ Global Select Market, this provision is no longer applicable on or after May 9, 2017.

On November 14, 2018, the Plan was amended to establish an investment concentration limit of 60% in Company stock for all participants who do not otherwise qualify as accredited investors.  This investment concentration limitation is being implemented beginning in 2019 under a time frame that is prudent considering all relevant economic factors that may impact the fair market value of Company stock, and is expected to be completed by mid-year 2021.

Voting Rights

Each participant shall have the right to direct the plan Trustee, Newport Group for 2018 and 2017, as to the manner in which whole and partial shares of Company stock allocated to their account are to be voted on matters brought before an annual or special shareholders' meeting.  The Trustee shall vote allocated shares on each matter as directed by the participants and the Trustee shall have no discretion in such matters.  The Trustee shall vote allocated shares for which it received no direction and unallocated shares in accordance with the fiduciary standards of Title I of ERISA.

B.Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from these estimates and such differences could be material.

Cash - Investments in Transit

For 2018, the cash - investments in transit balance for the Plan reflected employer contributions made in cash and any cash dividends on Company stock that have yet to be directed into a specific investment vehicle as of the end of the reporting period. Cash - investments in transit are distributed within 90 days after the close of the Plan year. The cash – investments in transit balance as of December 31, 2017 was comprised of funds in the process of conversion from the Plan’s prior recordkeeper to the Plan’s current recordkeeper.

Contributions

Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the plan administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

Investment Valuation and Income

The investments of the Plan are stated at fair value as of the end of the year and are subject to market or credit risks customarily associated with equity investments.  Fair value measurements are determined in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value.  Refer to Note C for information related to the Plan’s valuation methodologies.

Investment gains and losses are accounted for using the average cost basis of the securities sold.  The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments and capital gains during the year and unrealized increases or decreases in the market value of investments held at year end.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at the unpaid principal balance plus accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid.

C.Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

identify assets and liabilities measured at fair value.  The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used.  The three levels defined are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2 —  observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability.  These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The methodologies used to measure each major category of assets and liabilities are described below.  These methodologies were consistently applied to all assets and liabilities and there have been no changes in the methodologies used at December 31, 2018 and 2017.

•

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•	Money market accounts are valued at face value, which approximates fair value and are classified within Level 1 of the valuation hierarchy.

•

Common collective trusts. Common collective trust funds are valued on the basis of relative interests of each participating investor in the fair value of the underlying assets of the trusts.  While the underlying asset values are based on quoted prices, the NAVs of the common collective trusts are used as a practical expedient to estimate fair value.  The NAVs are determined by the respective trustee as of the financial statement date.  This practical expedient would not be used if it is determined to be probable that a fund would sell an investment for an amount different from the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  There were none of these assets as of December 31, 2018.  The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$3,481	n/a	Daily	30 Days

•

Guaranty Bancshares, Inc. stock.  As of December 31, 2018 and 2017, the Company’s common stock was publicly traded, and the value was based on quoted market prices in an active market and is classified as Level 1 of the valuation hierarchy.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The following table presents the Plan's investments allocated to Company stock at December 31, 2018 and 2017.

	2018	2017
Guaranty Bancshares, Inc. stock
Number of shares	1,333,496	1,314,277
Cost	$25,245,098	$23,518,215
Estimated fair value	$39,764,857	$40,282,590

The following tables detail the Plan’s investments at fair value by level, within the fair value hierarchy, as of December 31, 2018 and 2017.

	2018
	Level 1	Level 2	Level 3	Total
Guaranty Bancshares, Inc. stock	$39,764,857	$—	$—	$39,764,857
Mutual funds	9,181,535	—	—	9,181,535
Money market	106,317	—	—	106,317
Total investments in the fair value hierarchy	$49,052,709	$—	$—	$49,052,709

Total investments at fair value				$49,052,709

	2017
	Level 1	Level 2	Level 3	Total
Guaranty Bancshares, Inc. stock	$40,282,590	$—	$—	$40,282,590
Total investments in the fair value hierarchy	$40,282,590	$—	$—	$40,282,590
Investments measured at net asset value[1]:
Common collective trusts				3,481
Investments measured at net asset value				3,481

Total investments at fair value				$40,286,071

1 In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  The Company evaluates the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

D.Tax Status

The Plan obtained its latest determination letter dated October 18, 2017 in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E.Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.  In the event the Plan terminates, all amounts credited to participant’s accounts will become 100% vested.

F.Related Parties and Parties-in-Interest Transactions

The Company held the Company stock for the Plan for part of the year ended December 31, 2018.  Until January 31, 2018, custodial fees were paid to Guaranty Bank & Trust's Trust and Wealth Management department for a total of $6,811, and are included as a component of total administrative expenses.  The Company changed the custodian for the Plan to Newport Group for the remainder of the year ended December 31, 2018.  Of the dividends paid on investments during the year ended December 31, 2018, $803,904 were attributable to the Company stock.

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

During the year ended December 31, 2018, the Plan invested in shares of mutual funds and money market funds held in custody by Newport Group. Newport Group acted as trustee for only those investments as defined by the Plan.  Fees paid to Newport Group totaled $61,047 during the year ended December 31, 2018.  In addition, fees totaling $42,500 to the Plan auditors and $43,748 to third party administrators for the year ended December 31, 2018.

Transactions in such investments and with these service providers qualified as party-in-interest transactions, which are exempt from the prohibited transaction rules.  Additionally, participants had the option to invest their salary deferrals and the Company's matching and profit sharing contributions to various investments, including toward Guaranty Bancshares, Inc. stock (common stock of the Company) during the year ended December 31, 2018.  Transactions in the Company’s common stock qualified as parties-in-interest transactions, which were exempt from the prohibited transaction rules.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

G.Concentrations, Risks & Uncertainties

The Plan investments consist primarily of various mutual funds and the Company's common stock, which are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with these investments and to uncertainties inherent in estimates and assumptions, it is at least reasonably possible that changes in the value of these investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

EIN: 75-165431

Plan #: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Guaranty Bancshares, Inc.	Common stock	**	$39,764,857
	American Funds Trgt Date Ret 2060 R6	Mutual fund	**	120,277
	American Funds Trgt Date Ret 2055 R6	Mutual fund	**	439,977
	American Funds Trgt Date Ret 2050 R6	Mutual fund	**	636,655
	American Funds Trgt Date Ret 2045 R6	Mutual fund	**	472,754
	American Funds Trgt Date Ret 2040 R6	Mutual fund	**	281,927
	American Funds Trgt Date Ret 2035 R6	Mutual fund	**	506,412
	American Funds Trgt Date Ret 2030 R6	Mutual fund	**	584,022
	American Funds Trgt Date Ret 2025 R6	Mutual fund	**	881,691
	American Funds Trgt Date Ret 2020 R6	Mutual fund	**	394,238
	Goldman Sachs Intl Equity Insights R6	Mutual fund	**	188,315
	Nuveen Small Cap Value R6	Mutual fund	**	190,044
	Wells Fargo Special Mid Cap Value R6	Mutual fund	**	171,844
	American Century Emerging Markets R6	Mutual fund	**	62,667
	AB Large Cap Growth Fund Class I	Mutual fund	**	861,216
	Baird Aggregate Bond Institutional	Mutual fund	**	386,272
	DFA Global Equity I	Mutual fund	**	57,490
	DFA US Large Cap Value Portfolio III	Mutual fund	**	351,329
	Fidelity Advisor Small Cap Growth I	Mutual fund	**	312,599
	Fidelity Mid Cap Index	Mutual fund	**	301,530
	Fidelity Small Cap Index	Mutual fund	**	63,394
	Harbor Large Cap Value Fund Retirement	Mutual fund	**	397,201
	MassMutual Premier High Yield Fund R5	Mutual fund	**	173,921
	MassMutual Select Mid Cap Growth Fund	Mutual fund	**	84,227
	Principal Real Estate Securities Fund	Mutual fund	**	64,202
	T Rowe Price Balanced - I	Mutual fund	**	294,990
	Vanguard 500 Index Admiral	Mutual fund	**	130,247
	Vanguard LifeStrategy Income Inv	Mutual fund	**	426,605
	Vanguard Short-Term Investment-Grade Adm	Mutual fund	**	233,671
	Vanguard Wellesley Income Adm	Mutual fund	**	111,683
	Wells Fargo Diversified Capital Builder	Mutual fund	**	135
	TD Bank Institutional Money Market	Money market	**	106,317

	Total investments (held at end of year)			49,052,709

*	Notes receivable from participants	Interest rates ranging from 3.50% to 5.25% with various due dates	—	410,607
				$49,463,316

*	A party-in-interest as defined by ERISA
**	Cost omitted for participant directed investments

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as part of this Report.

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – WHITLEY PENN LLP

23.2	Consent of Independent Registered Public Accounting Firm – ACM LLP

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the KSOP Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

By:  /s/ CARL JOHNSON

Carl Johnson

Title: Chairman of the KSOP Committee

Date: June 26, 2019